UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

LEARNING TREE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

522015106
(CUSIP Number)

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6
1.	Names of Reporting Persons. David C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205
	8.	Shared Voting Power 5,935,487
	9.	Sole Dispositive Power 1,382,205
	10.	Shared Dispositive Power 5,935,487
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 56.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6
1.	Names of Reporting Persons. Mary C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640
	8.	Shared Voting Power 5,935,487
	9.	Sole Dispositive Power 177,640
	10.	Shared Dispositive Power 5,935,487
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 56.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6
1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,368,767
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,368,767
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6
1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 238,323
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6
1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 289,918
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), as amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7”), as amended by Schedule 13D/A filed February 27, 2013 (“Amendment 8”), as amended by Schedule 13D/A filed March 11, 2013 (“Amendment 9”), and as further amended by Schedule 13D/A filed February 17, 2014 (“Amendment 10” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment  4, Amendment 5, Amendment 6, Amendment 7, Amendment 8, and Amendment 9, the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 11 are used with the meanings assigned to them in the Prior Filings.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

Recently, as part of their review of ways to provide value for stockholders of the Company, members of the Board of Directors of the Company requested that Dr. David C. Collins consider purchasing the remaining shares of outstanding Common Stock not owned by the Reporting Persons in a “going private” transaction.  At that time, Dr. Collins indicated that he did not have any present plan or proposal to acquire additional shares of Common Stock or to undertake any such transaction, and made no commitment to do so.

After giving consideration to the request, Dr. Collins has determined to explore potential alternatives for one or more of the Reporting Persons or their affiliates to make an offer to purchase some or all of the shares of outstanding Common Stock not owned by the Reporting Persons or otherwise undertake a “going private” transaction.  In exploring such alternatives, Dr. Collins or his representatives may engage in discussions with respect to a potential “going private” transaction or the potential acquisition of additional shares of  Common Stock by the Reporting Persons (or their affiliates) with third parties, including other stockholders of the Company and advisors.

No assurances can be given that any of the Reporting Persons (or any of their affiliates) will undertake a “going private” transaction with respect to the Company or make any offer to acquire any additional shares of outstanding Common Stock.  The Reporting Persons do not currently intend to sell any shares of Common Stock.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. To the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.(A):  Agreement Relating to Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2015

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

	By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

	By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)